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SEC Mail Processing

MAR 02 2020

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48226

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chestnut Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 24th Floor

(No. and Street)

Boston	Massachsuetts	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert A. Holman, III — (617) 832-8600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiCicco, Gulman & Company LLP

(Name – *if individual, state last, first, middle name*)

155 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Albert A. Holman, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chestnut Securities, Inc., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHERYL LYNNE YEZUKEVICH
Notary Public
Massachusetts
My Commission Expires
Aug 9, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHESTNUT SECURITIES, INC.

February 28, 2020

Securities and Exchange Comission
Office of Filings and Information Services
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please find enclosed one copy of the 2019 Audit Report for Chestnut Securities, Inc. Feel free to contact me at 617-832-8600 if we can provide you with any additional information.

Please acknowledge receipt of this package by stamping the enclosed copy of this cover letter and returning it to us in the envelope provided.

Sincerely,

Albert A. Holman, III
President

Attachment: 2019 Audit Report
Chestnut Securities, Inc.

ONE FINANCIAL CENTER BOSTON, MA 02111-2621
TELEPHONE: (617) 832-8600 FACSIMILE: (617) 832-8610 INTERNET: CHESTNUT@CHESTNUTP.COM

CHESTNUT SECURITIES, INC.

February 28, 2020

Securities and Exchange Comission
Office of Filings and Information Services
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Please find enclosed one copy of the 2019 Audit Report for Chestnut Securities, Inc. Feel free to contact me at 617-832-8600 if we can provide you with any additional information.

Please acknowledge receipt of this package by stamping the enclosed copy of this cover letter and returning it to us in the envelope provided.

Sincerely,

Albert A. Holman, III
President

Attachment: 2019 Audit Report
Chestnut Securities, Inc.

ONE FINANCIAL CENTER BOSTON, MA 02111-2621
TELEPHONE: (617) 832-8600 FACSIMILE: (617) 832-8610 INTERNET: CHESTNUT@CHESTNUTP.COM

CHESTNUT PARTNERS, INC.
ONE FINANCIAL CENTER, BOSTON, MA 02111-2621


FOREVER / USA

Albert A. Holman, III
Chestnut Partners, Inc.
One Financial Center
24th Floor
Boston, MA 02111

CHESTNUT SECURITIES, INC.
SEC FILE NO.: 8-48226

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2019

FILED IN ACCORDANCE WITH RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

CHESTNUT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2019

Table of Contents

ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Chestnut Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chestnut Securities, Inc., as of December 31, 2019, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Chestnut Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Chestnut Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Chestnut Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As more fully described in Note 4 to the financial statements, Chestnut Securities, Inc. has material transactions with Chestnut Partners, Inc. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

Supplemental Information

The Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Act of 1934 ("SEA"), Schedule II - Computation for Determination of Reserve Requirements Pursuant to SEA Rule 15c3-3, and Schedule III - Information for Possession or Control Requirements Under SEA Rule 15c3-3 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Chestnut Securities, Inc.'s financial statements. The supplemental information is the responsibility of Chestnut Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiCicco, Gulman + Company LLP

We have served as Chestnut Securities, Inc.'s auditor since 2005.

Boston, Massachusetts
February 28, 2020

CHESTNUT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 1,078,031
Accounts receivable	50,568
Total assets	$ 1,128,599

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 75,341
Deferred revenue	86,210
Total liabilities	161,551
Shareholders' equity:	
Common stock, no par; 1,000 shares authorized; 500 shares issued and outstanding	25,102
Additional paid-in capital	421,000
Retained earnings	520,946
Total shareholders' equity	967,048
Total liabilities and shareholders' equity	$ 1,128,599

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Investment banking fees	$ 2,058,600
Investment income	7,892
Total revenues	2,066,492
Expenses:	
Administrative	1,665,692
Legal and accounting	52,278
Regulatory fees and other expenses	31,803
Total expenses	1,749,773
Income from operations	316,719
Loss on sale of securities	189,805
Net income	$ 126,914

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock				Additional Paid-in Capital		Retained Earnings		Total Shareholders' Equity
	Shares		Amount						
Balance, January 1, 2019	500	$	25,102	$	421,000	$	394,032	$	840,134
Net income							126,914		126,914
Balance, December 31, 2019	500	$	25,102	$	421,000	$	520,946	$	967,048

The accompanying notes are an integral part of the financial statements.

CHESTNUT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 126,914
Adjustments to reconcile net income to net cash used in operating activities:	
Securities received as consideration for success fees	(459,833)
Loss on sale of securities	189,805
Recovery of bad debt, net	(16,667)
Change in operating assets and liabilities:	
Accounts receivable	(25,568)
Other assets	9,834
Accounts payable and accrued expenses	(1,943)
Deferred revenue	(30,454)
Total adjustments	(334,826)
Net cash used in operating activities	(207,912)
Cash flows from investing activities:	
Proceeds from sale of securities	270,028
Net cash provided by investing activities	270,028
Net increase in cash and cash equivalents	62,116
Cash and cash equivalents, beginning of year	1,015,915
Cash and cash equivalents, end of year	$ 1,078,031

The accompanying notes are an integral part of the financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Chestnut Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority. The Company does not carry security accounts for clients or perform custodial functions related to client securities. The Company engages in investment banking activities, including the structuring and arranging for financing of venture capital transactions. The Company also provides oversight and analysis functions for client investment accounts held at other firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in these accounts may exceed federally insured limits. The Company has defined cash equivalents as money market funds and highly liquid investments with original maturities of three months or less, that are not held for sale in the ordinary course of business. Cash equivalents may include investments which are not insured or otherwise guaranteed by the government of the United States of America. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Accounts Receivable

The Company carries its accounts receivable at amounts invoiced for services less an allowance for doubtful accounts, if necessary. Accounts receivable balances are written off after it is evident that collection efforts have little or no chance of immediate success. The Company does not require collateral or charge interest on accounts receivable. Management has determined that an allowance for doubtful accounts was not necessary as of December 31, 2019.

Revenue Recognition

The Company derives all of its revenues from the performance of investment banking services which is within the scope of Accounting Standards Codification 606, *Revenues from Contracts with Customers*. Investment banking services include underwriting counseling, securities distribution, placement of securities and investment banking consulting services. The Company enters into contracts with clients for periods usually lasting one year or less. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed. The Company's fees are paid at the time the Company signs an engagement letter, during the course of the engagement or when an engagement is completed. The Company recognizes revenue relating to retainer fees over time as the performance obligation is being satisfied. This is based on the premise that the Company transfers control of services and the client simultaneously receives benefits from these services over the course of an engagement.

Note 1 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

Success fees, which are considered to be variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable and the Company has completed the performance obligation which is typically at the closing of the transaction. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of a transaction, including factors outside of the Company's control. Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for amounts billed or collected in advance of the performance obligations being completed.

Securities

At times the Company will receive securities as consideration for a success fee. During 2019, the Company received securities in the amount of $459,833 as consideration for success fees. Securities owned by the Company are recorded on a trade-date basis and carried at fair value. Realized gains and losses are reflected on the accompanying statement of income. All securities owned by the Company were sold during 2019.

Income Taxes

For federal and state income tax purposes, the Company has elected under the Internal Revenue Code, with the consent of its shareholders, to be treated as an S Corporation and, as a result, its shareholders include the income or loss of the Company in their individual income tax returns. Accordingly, no provision for income taxes is included in the financial statements. Income taxes may be provided for state income tax purposes when certain revenue thresholds are achieved.

Accounting principles generally accepted in the United States of America prescribe the threshold a tax position is required to meet before being recognized in the financial statements. For purposes of this standard, the pass-through status of the entity at the federal and state level is considered a tax position. An additional liability for uncertain tax positions ("UTPs") is recognized and recorded as a component of current income tax expense for differences between financial and income tax reporting positions which do not meet this threshold. Any interest and penalties related to UTPs are recorded as a component of income tax expense. The Company has reviewed its income tax positions, and has not identified any material UTPs and thus has not recorded any additional liability at December 31, 2019.

The Company files income tax returns in federal and state jurisdictions. The Company's income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is susceptible to varying interpretations, amounts reported could be changed at a later date upon final determination by taxing authorities. The Company is no longer subject to examinations by tax authorities for years prior to 2016. Currently, there are no income tax audits in process.

Note 2 - Revenue from Contracts with Customers

Investment banking fees consisted of the following for the year ended December 31, 2019:

Success fees	$ 680,000
Retainer fees	1,330,454
Reimbursements	48,146
	$2,058,600

The change in the Company's contract liabilities during the period primarily reflects timing differences between the Company's performance obligations and the client's payment. The Company's receivables and deferred revenue (contract liabilities) for the year ended December 31, 2019 are as follows:

	Accounts Receivable	Deferred Revenue
Balance at January 1, 2019	$ 8,333	$ 116,664
Increase (decrease)	42,235	(30,454)
Balance at December 31, 2019	$ 50,568	$ 86,210

The Company recognized revenue of $116,664 for the year ended December 31, 2019 that was previously included in deferred revenue. Management expects all performance obligations under client arrangements to be settled during 2020.

Note 3 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities and Exchange Act of 1934 (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of the greater of 6 2/3% of the Company's total aggregate indebtedness, as defined, or $5,000, and that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $916,480 which was $905,710 in excess of its minimum net capital requirement (see Schedule I). The Company's ratio of aggregate indebtedness to net capital is 0.18 to 1.

Note 4 - Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("ESA") with Chestnut Partners, Inc. ("CPI"), an entity under common control. Under the ESA, which is renewable annually, CPI has agreed to pay all operating costs of the Company including salaries and benefits of CPI employees who perform services for the Company. CPI and the Company have agreed that the Company will reimburse CPI based upon an estimate of the overhead and compensation expenses determined at the beginning of each calendar year. The Company and CPI have further agreed that the only adjustment to the estimated overhead and compensation expenses is limited to compensation expenses where the actual work performed is materially in excess of the estimate.

Note 4 - Related Party Transactions (Continued)

During 2019, the Company reimbursed CPI for administrative expenses incurred in the amount of $1,620,000 which is included in administrative expenses on the accompanying statement of income. At December 31, 2019, approximately $75,000 is due to CPI and is included in accounts payable and accrued expenses on the accompanying balance sheet.

Note 5 - Concentrations

Four clients represented approximately 30%, 22%, 12% and 12%, respectively, of the Company's revenues from investment banking services during 2019.

Note 6 - Supplemental Cash Flow Information

No cash was paid for interest or state income taxes during 2019.

Note 7 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date the financial statements were approved and authorized for issuance by management, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

CHESTNUT SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2019

Net capital	
Total shareholders' equity qualified for net capital	$ 967,048
Deductions and/or charges	
Non-allowable assets:	
Accounts receivable	(50,568)
Net capital	$ 916,480
Aggregate indebtedness	$ 161,551
Computation of basic net capital requirement	
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 10,770
Percentage of aggregate indebtedness to net capital	18%
Computation of excess net capital	
Net capital	$ 916,480
Minimum net capital required of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	(10,770)
Excess net capital	$ 905,710

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2019)

No material differences exist between the Audited Computation of Net Capital and the Net Capital reported in the Company's Part II Unaudited FOCUS report at December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

CHESTNUT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEA RULE 15C3-3 AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of SEA Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of SEA Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

SCHEDULE III

CHESTNUT SECURITIES, INC.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15C3-3 AS OF DECEMBER 31, 2019

The Company is engaged in investment banking and carries no customer accounts on its books nor had possession of customer securities.

See Report of Independent Registered Public Accounting Firm.

DGC

ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors of
Chestnut Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Chestnut Securities, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DiCicco, Gulman + Company LLP

Boston, Massachusetts
February 28, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*******1042*********************MIXED AADC 220
48226 FINRA DEC
CHESTNUT SECURITIES INC
1 FINANCIAL CTR 24TH FL
BOSTON, MA 02111-2621

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3099.74

B. Less payment made with SIPC-6 filed (**exclude interest**) (2010.81)

____
Date Paid

C. Less prior overpayment applied (________)

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 1088.93

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CHESTNUT SECURITIES INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 24th day of FEBRUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	**Eliminate cents**
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,876,685
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	189,805
Total additions	189,805
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,066,490
2e. General Assessment @ .0015	$ 3,099.74 (to page 1, line 2.A.)

DGC

ACCOUNTING • TAX • ADVISORY

Report of Independent Registered Public Accounting Firm
On Review of Exemption Report

To the Board of Directors of
Chestnut Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Chestnut Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that Chestnut Securities, Inc. met the identified exemption provisions throughout the most recent year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiCicco, Gulman + Company LLP

Boston, Massachusetts
February 28, 2020

Rule 15c3-3 Exemption Report
December 31, 2019

Chestnut Securities, Inc.

In accordance with the FINRA membership agreement applicable to Chestnut Securities, Inc. (the "Company"), it is designated to operate under the exemptive provisions of paragraph (k)(2)(i). The Company does not handle cash or securities on behalf of customers. Therefore, to the best of my knowledge and belief, the Company is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2019 without exception.

Albert A. Holman III
President
February 28, 2020